15455 Dallas Parkway, Suite 440

Addison, TX 75001

December 20, 2018

VIA EDGAR

Anne Nguyen Parker

Assistant Director, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Daseke, Inc.

Form 10-K for the Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarter Ended September 30, 2018

Filed November 6, 2018

File No. 001-37509

Ladies and Gentlemen:

Set forth below are the responses of Daseke, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 6, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K, filed with the Commission on March 16, 2018, and the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 6, 2018.  For your convenience, each of the Staff’s comments is reproduced below in bold italics and has been numbered to correspond with the comments in the Comment Letter.

Form 10-K for the year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1.             We note your discussion of your results of operations for each segment includes a discussion of revenue and certain operating expense line items. In light of the fact that it appears from Note 18 that your segments are evaluated based on revenue and operating income, and the fact that the Flatbed Solutions segment has proportionately higher operating income as a percentage of revenue when compared to the Specialized Solutions segment, revise to include a discussion of a segment profitability measure, such as operating income, within MD&A.

RESPONSE:  We respectfully acknowledge the Staff’s comment. We note that our Flatbed Solutions segment has proportionately higher operating income as a percentage of revenue when compared to the Specialized Solutions segment because certain operating expenses in the Specialized Solutions segment are proportionately greater. This result is largely attributable to differences in the mix of drivers and assets between the segments.  For example, the Specialized Solutions segment drivers, who typically are required to have a higher level of training and expertise, generally receive a higher driver pay per total mile than Flatbed Solutions segment drivers. In addition, as noted on page 43 of our most recent Quarterly Report on 10-Q for the quarterly period ended September 30, 2018, our Flatbed Solutions segment utilized a larger percentage of owner-operators as opposed to Company drivers, which resulted  in an increase in purchased freight expense.  The larger percentage of Company drivers in the Specialized Solutions segment also results in a greater percentage of fuel expense and operations and maintenance expense, each of which is impacted by the miles per gallon realized with company equipment and the number of miles driven by Company drivers. Similarly, the Specialized Solutions segment had higher depreciation and amortization expense primarily due to the increase in company-owned vehicles. Beginning with our next applicable filing, we intend to include discussion of the factors that impact segment operating income within MD&A. The Company will include a discussion similar to the following in “How The Company Evaluates Its Operations”:

“Operating Income

Differences in the mix of drivers and assets between the segments impact the proportion of operating income as a percentage of revenue.  The Flatbed Solutions segment has proportionately higher operating income as a percentage of revenue when compared to the Specialized Solutions segment because certain operating expenses in the Specialized Solutions segment are proportionately greater. For example, the Specialized Solutions segment drivers, who typically are required to have a higher level of training and expertise, generally receive a higher driver pay per total mile than Flatbed Solutions segment drivers. In addition, the Flatbed Solutions segment utilizes a larger percentage of owner-operators as opposed to Company drivers, which results  in purchased freight expense being a more significant expense for this segment. The larger percentage of Company drivers in the Specialized Solutions segment also results in a greater percentage of fuel expense and operations and maintenance expense relative to our Flatbed Solutions segment, each of which is impacted by the miles per gallon realized with company equipment and the number of miles driven by Company drivers. Similarly, the Specialized Solutions segment had higher depreciation and amortization expense primarily due to the increase in company-owned vehicles.”

In addition, an example of the proposed disclosure we expect to include in “Results of Operations” is set forth below using the financial information for the quarterly period ended September 30, 2018, as compared to the quarterly period ended September 30, 2017:

“Operating Income.            Operating income increased 144.0% to $13.9 million, or 3.0% of revenue, for the quarter ended September 30, 2018 from $5.7 million, or 2.5% of revenue, for the quarter ended September 30, 2017, primarily as a result of revenue growth resulting from the Recent Acquisitions, offset by operating expenses related to services purchased from owner-operators and third-party capacity providers, salaries and wages, fuel expense, maintenance expense and depreciation and amortization.  Excluding the impact of the Recent Acquisitions, operating income increased $3.4 million or 59.7%. Excluding the effect of the Recent Acquisitions, operating income as a percentage of revenue was 3.4%.

The Company’s Flatbed Solutions segment’s operating income was $12.2 million, or 6.7% of revenue, for the quarter ended September 30, 2018 and $4.8 million, or 5.6% of revenue, for the quarter ended September 30, 2017, an increase of 157.2%, primarily as a result of revenue growth resulting from the Flatbed Solutions Acquisitions, offset by operating expenses related to services purchased from owner-operators and third-party capacity providers and salaries and wages. Excluding the Flatbed Solutions Acquisitions, the segment’s operating income increased $2.2 million or 45.7%.  Excluding the impact of the Flatbed Solutions Acquisitions, operating income as a percentage of revenue was 6.9%.

The Company’s Specialized Solutions segment’s operating income was $11.8 million, or 4.2% of revenue, for the quarter ended September 30, 2018 and $7.2 million, or 4.8% of revenue, for the quarter ended September 30, 2017, an increase of 65.0%, primarily as a result of an increase in the segment’s utilization of Company drivers and the resulting increase in salaries and wages, fuel expense, maintenance expense, services purchased from owner-operators and third-party capacity providers and depreciation and amortization, offset by revenue growth resulting from the Specialized Solutions Acquisitions. Excluding the impact of the Specialized Solutions Acquisitions, operating income as a percentage of revenue was 7.4%.”

Non-GAAP Financial Measures, page 52

2.             We note your disclosure on page 35 stating that the company uses a number of primary indicators to monitor its revenue and expense performance and efficiency, including Adjusted EBITDA, Adjusted EBITDAR, free cash flow and adjusted operating ratio, and its key drivers of revenue quality, growth, expense control and operating efficiency. Please address the following items:

•      With respect to Adjusted EBITDAR, in light of the fact that it adjusts for tractor operating lease charges which is a normal, recurring cash operating expense necessary to operate your business, please revise to disclose, if true, that this measure is a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of performance. Please revise Forms 10-Q and other filings as appropriate.

RESPONSE:  We respectfully acknowledge the Staff’s comment, and, beginning with our next applicable filing, we will revise our disclosure as indicated in the modified excerpt below, which is taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, with additional language added in italics:

“The Company defines Adjusted EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, including other fees and charges associated with indebtedness, net of interest income, (iii) income taxes, (iv) acquisition-related transaction expenses (including due diligence costs, legal, accounting and other advisory fees and costs, retention and severance payments and financing fees and expenses), (v) non-cash impairment, (vi) losses (gains) on sales of defective revenue equipment out of the normal replacement cycle, (vii) impairment related to defective revenue equipment sold out of the normal replacement cycle, (viii) initial public offering-related expenses (which offering Private Daseke withdrew at the end of 2015), (ix) expenses related to the Business Combination and related transactions, (x) non-cash stock and equity-compensation expense, and (xi) accounting charges resulting from accounting for the possible earn-out pursuant to the Business Combination. The Company defines Adjusted EBITDAR as Adjusted EBITDA plus tractor operating lease charges.

The Company’s board of directors and executive management team use Adjusted EBITDA as a key measure of its performance and for business planning. Adjusted EBITDA assists them in comparing its operating performance over various reporting periods on a consistent basis because they remove from the Company’s operating results the impact of items that, in their opinion, do not reflect the Company’s core operating performance. The Company’s method of computing Adjusted EBITDA is substantially consistent with that used in its debt covenants and also is routinely reviewed by its management for that purpose.

Adjusted EBITDAR is used as a means of understanding one aspect of earnings before the impact of certain financing transactions by allowing the Company to compare its results of operations against its peers without regard to its or its peers’ financing method or capital structure. Specifically, Adjusted EBITDAR is used to view operating results before lease charges as these charges can vary widely among trucking companies due to differences in the way that trucking companies finance their fleet acquisitions.

The Company believes its presentation of Adjusted EBITDA and Adjusted EBITDAR is useful because they provide investors and industry analysts the same information that the Company uses internally for purposes of assessing its core operating performance. However, Adjusted EBITDA and Adjusted EBITDAR are not substitutes for, or more meaningful than, net income (loss), cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures such as Adjusted EBITDA and Adjusted EBITDAR. Certain items excluded from Adjusted EBITDA and Adjusted EBITDAR are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital, tax structure and the historic costs of depreciable assets. In particular, Adjusted EBITDAR is a valuation metric and should not be viewed as a measure of overall performance because it excludes tractor operating lease charges, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reason, Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. Additionally, other companies in its industry may define Adjusted EBITDA and Adjusted EBITDAR differently than the Company does, and as a result, it may be difficult to use Adjusted EBITDA, Adjusted EBITDAR or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to its performance. Because of these limitations, Adjusted EBITDA and Adjusted EBITDAR should not be considered measures of the income generated by the Company’s business or discretionary cash available to it to invest in the growth of its business. The Company’s management compensates for these limitations by relying primarily on the Company’s GAAP results and using Adjusted EBITDA and Adjusted EBITDAR supplementally.”

•      With respect to free cash flow, please note that it is a liquidity measure that should be reconciled to the most comparable GAAP measure, that is, cash flows from operating activities. Please revise your presentation in future filings accordingly. When revising your presentation and usefulness description, please refer to Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question No. 102.07, updated on April 4, 2018 for guidance. Please revise Forms 10-Q and other filings as appropriate.

RESPONSE:  We respectfully acknowledge the Staff’s comment, and in future filings, we will revise our presentation to reconcile free cash flow to net cash provided by operating activities, the most comparable GAAP measure. In addition, with regard to our calculation of free cash flow, we will follow the guidance provided in Question 102.07 of the Staff’s CD&Is on Non-GAAP Financial Measures, updated on April 4, 2018  For example, using our financial information for the nine months ended September 30, 2018, the proposed disclosure we would include in our future filings is set forth below:

Free Cash Flow
(Unaudited) (in  thousands)

	Nine Months Ended September 30,
	2018	2017
Net cash provided by operating activities	$46,760	$26,771
Purchases of property and equipment	(58,844)	(15,565)
Proceeds from sale of property and equipment	15,569	5,252
Free cash flow	$3,485	$16,458

“The Company defines free cash flow as Net cash provided by operating activities less Purchases of property and equipment, plus Proceeds from sale of property and equipment. The Company’s board of directors and executive management team use free cash flow to assess the Company’s liquidity and ability to repay maturing debt, fund operations and make additional investments. The Company believes free cash flow provides useful information to investors because it is an important indicator of the Company’s liquidity, including its ability to reduce net debt, make strategic investments, pay dividends to common shareholders and repurchase stock. The Company’s measure of free cash flow may not be directly comparable to similar measures reported by other companies. Furthermore, free cash flow is not a substitute for, or more meaningful than, Net cash provided by operating activities nor any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures such as free cash flow. Accordingly, free cash flow should not be considered a measure of the income generated by the Company’s business or discretionary cash available to it to invest in the growth of its business. The Company’s management compensates for these limitations by relying primarily on the Company’s GAAP results and using free cash flow supplementally.”

•      With respect to the adjusted operating ratio, we note that it is presented together with its comparable GAAP measure, operating ratio. Please define operating ratio and revise your presentation to clearly reflect the calculations for its reconciliation to the most comparable GAAP measure, the operating ratio.

RESPONSE:  We respectfully acknowledge the Staff’s comment, and in future filings, we will include the Company’s definition of operating ratio, which is defined as (a) total operating expenses as a percentage of (b) total revenue. Additionally, we will revise the Company’s presentation to clearly reflect the calculations for the Company’s reconciliation of adjusted operating ratio to operating ratio, the most comparable GAAP measure.  For example, using our financial information for the quarterly period ended September 30, 2018, the proposed disclosure we would include in our future filings is set forth below:

Adjusted Operating Ratio

(Unaudited) (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue (excluding fuel surcharge revenue)	$423.3	$213.3	$1061.9	$540.8
Fuel surcharge revenue	38.3	18.0	104.2	48.3
Revenue	461.6	231.3	1166.1	589.1
Salaries, wages and employee benefits	114.8	64.9	287.7	174.3
Fuel	38.9	24.7	104.0	64.4
Operations and maintenance	51.5	35.1	126.4	86.3
Purchased freight	170.5	61.6	429.9	148.9
Depreciation and amortization	36.8	19.8	93.7	53.8
Impairment	0	0	2.8	0
Other operating expenses	35.1	19.5	91.5	52.1
Operating expenses	447.6	225.6	1136.0	579.8
Operating ratio(1)	97.0%	97.5%	97.4%	98.4%
Fuel surcharge	38.3	18.0	104.2	48.3
Acquisition-related transaction expenses	0.6	0.8	2.4	2.3
Impairment	—	—	2.8	—
Expenses related to the Business Combination and related transactions	—	—	—	2
Net impact of step-up in basis of acquired assets	7.0	3.3	16.4	7.1
Adjusted operating expenses	$401.7	$203.5	$1010.2	$520.1
Adjusted operating ratio(2)	94.9%	95.4%	95.1%	96.2%

(1) Operating ratio is defined as (a) total operating expenses as a percentage of (b) total revenue.

(2) Adjusted operating ratio is defined as (a) total operating expenses (i) less fuel surcharges, acquisition-related transaction expenses, non-cash impairment charges and expenses related to the Business Combination and related transactions and (ii) further adjusted for the net impact of the step-up in basis resulting from acquisitions (such as increased depreciation and amortization expense), as a percentage of (b) total revenue excluding fuel surcharge revenue.

Item 9A. Controls and Procedures, page 65

3.             We note that management has conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2017 based on the criteria established on the Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Tell us and revise to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Please refer to Item 308(a)(2) of Regulation S-K.

RESPONSE:  We respectfully acknowledge the Staff’s comment and, in response to the Staff’s request, note that management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, was based on the 2013 COSO framework. In future filings, we will revise our disclosure as indicated in the modified excerpt below, which is taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, with additional language added in italics:

“The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.”

Note 1 — Nature of Operations and Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-8

4.             We note that intangible assets consist of indefinite lived trade names and definite lived non-competition agreements and customer relationships and are amortized using the straight-line method. In light of the materiality of goodwill and intangible assets associated with acquisitions and the fact that adjustments to purchase price allocations are pending for several of them that may have a material impact to the financial statements, please tell us why management believes that a straight-line amortization for these other intangible assets is appropriate vs. an accelerated method, in circumstances where intangible assets such as customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships and contracts, with the rate of attrition declining over time. As part of your response, please tell us whether any material adjustments to the purchase price allocation will be made for acquisitions for which the one year measurement period falls within December 2018, and any material adjustments for which the purchase price allocation has been finalized. We may have further comment upon reviewing your response.

RESPONSE:  We respectfully acknowledge the Staff’s comment and, in response to the Staff’s request, provide the following:

ASC 350-30-56-6 indicates that the method of amortization for a recognized intangible asset should reflect the pattern in which the economic benefits of the intangible assets are consumed and if that pattern cannot be reliably determined, a straight-line amortization method should be used.

For our acquired customer relationships, we consider various factors when determining the appropriate method of amortization including projected revenue data, attrition rates and length of key customer relationships.

Our strategy is to keep current management of an acquired company in place who have long-term relationships with the customers.  As a result, we have experienced a consistent track record of maintaining relationships with our customers.  Low customer attrition rates result in projected revenues from an acquired customer base for an extended period of time.  While revenue from an acquired customer base may vary from year to year, low attrition suggests that there is not a significant decrease in sales shortly after acquisition.  Additionally, we have not experienced the loss of significant key customers shortly after our acquisitions.  Due to the strong relationships we have maintained with acquired customers, we expect to generate revenue from them for the foreseeable future.  These factors do not suggest an accelerated consumption pattern of the economic benefits of a customer relationship asset.

There are many other less certain post-acquisition operational activities that could occur and induce uncertainty in the factors that give rise to the pattern of economic benefits, other than estimated customer attrition rate assumptions.  Therefore, a straight-line convention reasonably accomplishes the same objective as employing a pattern of consumption amortization method and does not differ materially from an accelerated method.

Regarding our non-competition agreements, the seller or primary officer of the acquired company executes a three to five-year employment agreement and we have successfully retained these employees for the initial as well as subsequent employment terms.  These factors do not suggest an accelerated consumption pattern of the economic benefits of the non-competition agreement asset.

The Company does not amortize indefinite lived trade names.

The purchase price allocations related to acquisitions for which the one-year measurement period falls within December 2018 are final and we do not expect significant adjustments.

Note 19 — Quarterly Results (Unaudited), page F-39

5.             Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented, such as income tax adjustments related to TCJA, impairment charges, etc. See guidance in Item 302(A)(3) of Regulation S-K.

RESPONSE:  We respectfully acknowledge the Staff’s comment and, in response to the Staff’s request, in our future annual reports on Form 10-K, we intend to include a discussion of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented, such as income tax adjustments related to TCJA, impairment charges, etc.  For example, using our financial information for the quarterly periods ended December 31, 2017 and 2016, an example of the proposed disclosure we would expect to include in our future filings under the “Quarterly Results” note to the financial statements is set forth below:

“The following tables set forth certain unaudited consolidated quarterly financial data for each of the last eight quarters during our fiscal years ended December 31, 2017 and 2016. We have derived the information from unaudited Consolidated Financial Statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments, except as noted) necessary for a fair presentation of such quarterly information. The fourth quarter of 2017 includes an adjustment for the cumulative effect of a change in the effective tax rate in compliance with the TCJA in the amount of $46.1 million. The third and fourth quarters of 2016 include adjustments for impairment charges of $1.2 million and $0.4 million, respectively, to recognize the decline in market value on select tractors with defective diesel particulate filters and reduce their carrying value to the price expected to be received upon sale of the assets to a third party. Additionally, the fourth quarter of 2016 includes an impairment adjustment of $0.4 million related to one subsidiary’s carrying value exceeding its estimated fair value. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.”

Form 10-Q for the Quarter Ended September 30, 2018

Note 2. Revenue Recognition, page 12

6.             Please revise your disclosure of your revenue recognition policy to include disclosure of the significant payment terms related to your contracts. See ASC 606-10-50-12.

RESPONSE:  We respectfully acknowledge the Staff’s comment. In future filings, we will revise our disclosure as indicated in the modified excerpt below, which is taken from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, with additional language added in italics:

“Accounting Policies

The vast majority of the Company’s revenue is recognized over time as its customers simultaneously receive and consume the benefits. While there may be master service agreements with Company customers, a contract is not established until the customer specifically requests the Company’s services and the Company accepts.

The Company evaluates each contract for distinct performance obligations. In the Company’s business, a typical performance obligation is the transportation of a load including any highly interrelated ancillary services.

The Company predominantly estimates the standalone selling price of its services based upon observable evidence, market conditions and other relevant inputs. The Company allocates the total transaction price to each distinct performance obligation based upon the relative standalone selling prices.

The Company’s customers simultaneously receive and consume the benefits of the Company’s contracts; therefore revenue is recognized over time. This is a faithful depiction of the satisfaction of the performance obligation, as the customer does not need to re-perform the transportation services the Company has provided to date.

Generally, the Company’s customers are billed upon delivery of the freight or monthly and remit payment according to the approved payment terms.”

Please contact Katherine T. Frank of Vinson & Elkins L.L.P. at (214) 220-7869 if you have any questions or further comments relating to this letter.

Very truly yours,

DASEKE, INC.

By:	/s/ Bharat Mahajan
Name: Bharat Mahajan
Title: Chief Financial Officer

cc:           Angie Moss, Senior Vice President and Chief Accounting Officer (Daseke, Inc.)

Soumit Roy, General Counsel (Daseke, Inc.)

Alan J. Bogdanow (Vinson & Elkins L.L.P.)

Gillian A. Hobson (Vinson & Elkins L.L.P.)